Material Fact May | 2026 1 Azul to List on NYSE American São Paulo, May 26, 2026 – Azul S.A. (B3: AZUL3, OTC: AZLUY) (“Azul” or “Company”), the largest airline in Brazil by number of cities served, hereby informs its shareholders and the market in general that the Company’s common shares and American depositary shares, each representing two common shares (“ADS”) have been approved for listing on NYSE American LLC (“NYSE American”). Subject to the satisfaction of the applicable listing conditions, listing of the ADSs shall occur on June 1, 2026, with trading on NYSE American under the ticker symbol "AZUL" commencing at market open on such date. Upon our listing on NYSE American, prices for the ADSs shall cease to be quoted on OTC Markets. The Company's common shares (AZUL3) will continue to be listed and traded on B3 S.A. – Brasil, Bolsa, Balcão. Existing holders of common shares and ADSs are not required to take any action in connection with our listing on NYSE American. “Our listing on NYSE American marks a defining moment for Azul as we emerge from our restructuring process on a stronger financial footing. We are on track to uplist to the New York Stock Exchange in early July 2026, when we expect to satisfy all applicable listing requirements and conditions" said John Rodgerson, Azul's CEO. Azul will maintain its shareholders and the market informed of any new information on the matters presented in this Material Fact. About Azul Azul S.A. (B3: AZUL3; OTC: AZLUY), the largest airline in Brazil by departures and cities served, offers approximately 800 daily flights to over 137 destinations. With an operating fleet of over 180 aircraft and more than 14,000 Crewmembers, the Company has a network of 250 non-stop routes. In 2020, Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information, visit https://ri.voeazul.com.br. Contact Investor Relations Press Relations Tel: +55 11 4831 2880 Tel: +55 11 98196-1035 invest@voeazul.com.br imprensa@voeazul.com.br